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                              AMENDED AND RESTATED
                         HORIZON GROUP PROPERTIES, INC.
                                    BY-LAWS

                     Originally adopted as of April 28, 1998
                  First Amendment adopted as of March 17, 1999

         Pursuant to Article 10 of the Amended and Restated By-Laws of Horizon Group Properties, Inc. (the "Corporation") and by the action of the Board of Directors of the Corporation at the meeting of the Board of Directors on March 17, 1999, Section 2.02 of the Amended and Restated By-Laws of the Corporation is hereby replaced in its entirety with the following new Section 2.02:

         "Section 2.02 ANNUAL MEETING. The 1999 annual meeting of the stockholders shall be held on Tuesday, June 15, 1999 at 11:00 a.m., local time. Each succeeding annual meeting of the stockholders shall be held on the second Tuesday in May, at such place and time as determined by the Board of Directors. At each annual meeting, stockholders entitled to vote shall elect the members of the Board of Directors and transact such other business as may be properly brought before the meeting in accordance with the Articles of Amendment and Restatement of the Corporation (the "Articles") and, to the extent not inconsistent therewith, notice procedures specified in Section 2.04 below."

This first Amendment to the Amended and Restated By-Laws of the Corporation is adopted as of March 17, 1999.


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